

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2011

Via Facsimile
Ajay Banga
Chief Executive Officer
MasterCard Incorporated
2000 Purchase Street
Purchase, NY 10577

     Re: **MasterCard Incorporated**
             Form 10-K for the Fiscal Year Ended December 31, 2010
             Filed February 24, 2011
             File No. 001-32877

Dear Mr. Banga:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We have received your application for confidential treatment of certain portions of exhibits 10.33 and 10.34. Comments relating to your application for confidential treatment, if any, will be provided in a separate letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Income Taxes, page 63

2.   We note from your income tax disclosures in footnote 21 that the foreign effective tax rate has materially increased for fiscal 2010 as compared to the prior periods presented despite a decline in foreign earnings. Please tell us how you considered explaining the

relationship between the foreign and domestic effective tax rates in greater detail, as it appears as though separately discussing the foreign effective income tax rates may be important information necessary to understanding your results of operations. To the extent that certain countries have had a more significant impact on your effective tax rate for fiscal 2010, tell us how you considered disclosing this information and including a discussion regarding how potential changes in such countries' operations may impact your results of operations. Refer to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

Liquidity and Capital Resources, page 64

3.   We note that a substantial amount of your earnings from non-U.S. subsidiaries are reinvested indefinitely outside of the U.S. Tell us how you considered disclosing the amount of cash and cash equivalents and investments that are currently held outside of the U.S. and the impact of repatriating the undistributed earnings of non-U.S. subsidiaries. In this regard, we note this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying a significant amount of taxes upon their repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 22. Legal and Regulatory Proceedings, page 123

4.   We note you disclose that it is not possible to estimate the liability related to many of your legal proceedings. Please explain, in sufficient detail for each specific matter, why you are unable to make such estimates considering that certain of these matters have been outstanding for some time. In this regard, we would expect continuous evaluation as litigation progresses with respect to estimates of possible losses or range of losses and related disclosure pursuant to paragraphs 3 through 5 of ASC 450-20-50. Please revise your disclosure in future filings to either provide a range of loss, which may be aggregated for all of the litigation matters for which you are able to estimate the amount of the loss or range of possible loss, or provide disclosure for each of the litigation matters that you are unable to estimate the loss or range of possible loss and the reasons why you are unable to provide an estimate. Further, if you cannot estimate the possible loss or range of possible losses, please consider providing additional disclosure that could allow an investor to evaluate the potential magnitude of the claim.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ryan Houseal, Staff Attorney, at (202) 551-3105 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief